*AB 3/19

SECUI 14045187 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/13/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Life Investments Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 34th Floor
(No. and Street)

Boston	Massachusetts	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter Root — 1-617-720-7957
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Walter Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Life Investments Securities, LLC, as of December 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID R. BARRETT
Notary Public
Massachusetts
Commission Expires May 15, 2020

Signature

Chief Compliance Officer
Title

David R Barrett
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD LIFE INVESTMENTS SECURITIES, LLC

Statement of Financial Condition and Independent Auditors' Report
December 31, 2013

Standard Life Investments Securities, LLC
Index
December 31, 2013

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Standard Life Investments Securities, LLC

We have audited the accompanying statement of financial condition of Standard Life Investments Securities, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard Life Investments Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 27, 2014

Standard Life Investments Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 290,583
Receivable from Affiliate	35,808
Prepaid expenses	4,546
Total assets	$ 330,937
Liabilities and Member's Equity	
Liabilities, accounts payable and other accrued expenses	$ 22,833
Member's equity	308,104
Total liabilities and member's equity	$ 330,937

The accompanying notes are an integral part of these financial statement.

1. Organization

Standard Life Investments Securities, LLC (the "Company") is a limited liability company established in the state of Delaware on March 2, 2011. The Company is a limited purpose broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and acts as a placement agent for Private Placement Securities managed by Standard Life Investments (USA) Limited ("SLIUSA").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements were approved by management and available for issuance on February 27, 2014. Subsequent events have been evaluated through this date.

Cash

The Company considers all highly liquid investments with maturity of three months or less at the time of acquisition or less to be cash equivalents. Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits.

Accounts Receivables

Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances not fully collectable. The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved.

Revenue Recognition

The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. For the period from March 13, 2013 (commencement of operations) through December 31, 2013, the Company's revenues were derived primarily from services performed on behalf of an affiliate.

Income Taxes

The Company files its Federal and State income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company. Pursuant to the intercompany tax allocation between the Company and the Parent, the Parent will not seek payment of taxes paid on behalf of the Company. The Parent will treat those payments as additional contributions of capital to the Company.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Related Party

The Company entered into a placement agreement with SLIUSA, an Affiliate related through common ownership. The Company also entered into a management services agreement with the Affiliate whereby the related party provides certain administrative services, office space and facilities related services in exchange for a payment, on a monthly basis, by the Company. During the period from March 13, 2013 (commencement of operations) through December 31, 2013, the Company received approximately $529,000 of revenue on a cost plus 10% basis. The Company incurred approximately $260,000 of expenses under this agreement for the period from March 13, 2013 (commencement of operations) through December 31, 2013. At December 31, 2013, the net balance due from affiliate of approximately $36,000 and is due on demand without interest.

4. Net Capital Requirements

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 12.5% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year of operations) and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of approximately $268,000, which was approximately $263,000 above its required net capital of the greater of $5,000 and 12.5% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 8.53 to 1 at December 31, 2013.

5. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the period from March 13, 2013 (commencement of operations) through December 31, 2013, approximately 100% of the Company's revenues were from 1 customer (an affiliate).

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a *"Special Reserve Bank Account for the Exclusive Benefit of Customers"*.

7. Income Taxes

Income tax expense of $107,000 for the period from March 13, 2013 (commencement of operations) through December 31, 2013 represents Federal and State income taxes attributable to the Company's income reflected on the Parent's consolidated group filings.

	Current	Deferred	Total
Federal	$ 83,000	$ -	$ 83,000
State	24,000		24,000
	$ 107,000	$ -	$ 107,000

8. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.